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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2004


                             AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F          Form 40-F    X
                                     ------             ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes           No   X
                                    -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----


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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

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1.             Press release dated August 12, 2004 - AEterna Zentaris Enters a
               License and Collaboration Agreement with Spectrum Pharmaceuticals on Fourth Generation LHRH Antagonist D-63153 after Zentaris Regains Worldwide Rights to D-63153 from Baxter Healthcare
--------------------------------------------------------------------------------



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AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881           [LOGO]



                                                           PRESS RELEASE
                                                           For immediate release



                            AETERNA ZENTARIS ENTERS A
                    LICENSE AND COLLABORATION AGREEMENT WITH
                  SPECTRUM PHARMACEUTICALS ON FOURTH GENERATION
            LHRH ANTAGONIST D-63153 AFTER ZENTARIS REGAINS WORLDWIDE
                    RIGHTS TO D-63153 FROM BAXTER HEALTHCARE



ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, AUGUST 12, 2004 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) announced today that its German subsidiary Zentaris GmbH and Spectrum Pharmaceuticals, Inc. (NASDAQ: SPPI), an oncology-focused pharmaceutical company based in the United States, have entered into a licensing and collaboration agreement on a fourth generation LHRH antagonist D-63153 with the potential to treat hormone-dependent cancers as well as benign, proliferative disorders. The agreement comes on the heels of AEterna Zentaris regaining worldwide rights to D-63153 from Baxter Healthcare as a result of recent organizational changes and restructuring at Baxter, and following a mutual understanding between the two companies aimed at maximizing the value of D-63153.

Under the terms of the agreement, AEterna Zentaris granted to Spectrum an exclusive license to develop and commercialize D-63153 for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris received an upfront payment which included cash and equity, at signature, and is eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. AEterna Zentaris retains exclusive rights to the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan. Financial details were not disclosed.

"We are delighted to have a collaborator with the drug development expertise and the financial strength that Spectrum possesses," stated Professor Dr. Jurgen Engel, Chief Operating Officer of AEterna Zentaris. "The agreement allows for AEterna Zentaris to generate near- and mid-term revenue, while also providing for shared upside from successful commercialization of the product. AEterna Zentaris' and Spectrum's complementary skills and experience should enhance and expedite the development of this promising compound."

"We are very pleased to enter into this alliance with Spectrum Pharmaceuticals," said Gilles Gagnon, President and CEO of AEterna Zentaris. "Our goal in this, as well as other existing and


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future alliances, is to continue to build shareholder value by maximizing the value of our robust pipeline while diversifying the risk inherent in drug development."

"We are excited to have the opportunity to work with AEterna Zentaris' team as well as someone of Professor Engel's caliber and look forward to developing and commercializing D-63153," stated Luigi Lenaz, M.D., President of Oncology Division, Spectrum Pharmaceuticals. "We plan to expand the development of D-63153 by initiating additional clinical trials in one or more indications as soon as feasible, possibly before the end of 2004."

"We are extremely pleased to establish this alliance and look forward to working with AEterna Zentaris' team to enhance the value of D-63153," stated Rajesh Shrotriya, M.D., Chairman of the Board, Chief Executive Officer and President of Spectrum Pharmaceuticals, Inc."

ABOUT SPECTRUM PHARMACEUTICALS

Spectrum Pharmaceuticals is an oncology-focused pharmaceutical company engaged in the business of acquiring, developing and commercializing proprietary drug products which have a primary focus on the treatment of cancer and related disorders as well as generic drug products for various indications. The Company's lead drug, satraplatin, is a Phase III oral, anti-cancer drug being co-developed with GPC Biotech AG for its initial indication, second-line chemotherapy for hormone-refractory prostate cancer and has been granted fast-track status by the FDA. Elsamitrucin, a Phase II drug, will initially target non-Hodgkin's lymphoma. EOquin(TM), a Phase II drug, is being studied in the treatment of superficial bladder cancer. In addition, the Company has filed with the FDA three Abbreviated New Drug Applications for the generic drugs ciprofloxacin, carboplatin and fluconazole. For additional information, visit the company's website at www.spectrumpharm.com.
                         ---------------------

ABOUT AETERNA ZENTARIS INC.


AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the


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forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                              INVESTOR RELATIONS
Paul Burroughs                               Jacques Raymond
(418) 652-8525 ext. 406                      (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com           jacques.raymond@aeternazentaris.com
----------------------------------           -----------------------------------

U.S. INVESTOR RELATIONS                       EUROPE
Lippert/Heilshorn & Associates                Matthias Seeber
Kim Golodetz                                  +49 69 42602 3425
(212) 838-3777                                matthias.seeber@zentaris.de
kgolodetz@lhai.com                            ---------------------------
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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA ZENTARIS INC.


DATE:  August 13, 2004                   By:  /s/ MARIO PARADIS
----------------------                      ------------------------------------
                                            Mario Paradis
                                            Senior Director, Finance and
                                            Corporate Secretary